

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 9, 2012

<u>Via E-mail</u>
John C. Gerspach
Chief Financial Officer
Citigroup Inc.
399 Park Avenue
New York, NY  10043

> **Re:  Citigroup Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 24, 2012**
> **File No. 001-09924**

Dear Mr. Gerspach:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations

Local Consumer Lending

Japan Consumer Finance, page 33

1.    In future filings, please quantify the aggregate amount of loans outstanding with interest rates within the gray zone.

Citi Holdings – Local Consumer Lending

Payment Protection Insurance, page 34

2.      We note your disclosure related to the issuance, in 2008 and prior, of Payment Protection Insurance (PPI) by certain of your UK subsidiaries, including the fact that the practice of issuing PPI has recently been the subject of intense review and focus by the UK regulators and the Financial Services Authority (FSA).  Please respond to the following:

   - We note that you recorded an additional $330 million reserve in 2011 related to PPI claims.  Please tell us the amount of the original, or initial, reserve recorded, and when it was recognized.  Please explain in more detail how this additional reserve estimate was developed, and whether it solely consists of amounts expected to be reimbursed to purchasers of the PPI policies or other provisions as well.  Please also tell us the timing of the recording of this additional reserve within 2011.

   - Given your disclosure that redress generally involves repayment of premiums and the refund of all contractual interest together with compensatory interest of 8%, please tell us and disclose the total amount of policies sold during the time periods covered by the review (January 2005 forward).

   - Clarify whether you are still obligated under the policies for which you have provided redress.

Capital Resources and Liquidity

Funding and Liquidity

Long-Term Debt, page 48

3.      We note your tabular disclosure on page 49 related to long-term debt issuances and maturities for each of the last three years.  You disclose in footnote one to this table that the long-term debt line item represents "structural long-term debt" issuances, which is a non-GAAP measure because it excludes certain structured notes such as equity-linked and credit-linked notes that have early redemption features effective within one year.  Please address the following:

   - In order to avoid confusion for readers and to more transparently convey that this is a non-GAAP measure, revise this line item in future filings to either more appropriately entitle it "structural long-term debt" or to include the label non-GAAP within the line item description.  Refer to Item 10(e)(1)(ii)(E) of Regulation S-K.

   - Item 10(e)(1)(i)(B) of Regulation S-K requires a reconciliation of non-GAAP measures to the most directly comparable financial measure presented in accordance with GAAP.  Since this tabular disclosure does not present an end-of-period amount but, rather, a cash flow amount during the period, in lieu of a typical reconciliation please revise your disclosure in footnote one to the table in future filings to disclose the amount of structured notes (i.e. equity-linked notes and credit-linked notes) that are excluded from the amounts in the table.

- Please tell us and revise your disclosure in future filings to address whether the structured notes that are excluded from the issuances and maturities table are also included or excluded from your expected long-term debt maturities tabular disclosure on page 49.  If the structured notes amounts are included in this disclosure, please include a footnote that explains in which aging bucket they are included.

Contractual Obligations, page 54

4.      We note that your table of contractual obligations appears to exclude the related interest expense on your long term debt obligations, which appears to be quite significant based on your disclosure on page 103 of interest expense on your long-term debt and based on your disclosure of cash paid during the year for interest on your consolidated statements of cash flows.  Please revise this table in future filings to include estimated interest payments on your long-term debt and disclose any assumptions you made to derive these amounts.

Managing Global Risk

Country and Cross-Border Risk, page 107

5.      We note your disclosure beginning here related to sovereign exposures, and acknowledge that such disclosure is enhanced in this Form 10-K due in part to guidance issued by the Division of Corporation Finance in CF Disclosure Guidance: Topic No. 4.  However, we believe certain areas of your disclosure could be further enhanced to provide more clarity and information regarding your exposure to sovereign entities.  Please address the following:

- We note your disclosure of gross funded loans before reserves by country.  Revise your disclosure in future filings to also provide quantification of the net amount of funded loans after reserves by country to give investors a better sense of your true net current exposure.

- You disclose that you purchase credit protection from financial institutions predominantly outside of GIIPS and France, and that you generally seek to purchase CDS products from counterparties that would not be correlated with the underlying credit exposure you are hedging.  Please revise your future filings to describe in greater detail the types of counterparties from whom you purchase credit protection, and give an indication of those counterparties' credit quality.

- You disclose that management assesses the risk of loss associated with sovereign exposures on a regular basis. Please expand this disclosure to discuss examples of indirect risk exposures and describe how management monitors and/or mitigates the effects of indirect exposure to risk.

Consolidated Financial Statements

Consolidated Statement of Cash Flows, page 136

6.    We note your presentation of Other, net within the operating activities section of your consolidated statement of cash flows for each of the three years ended December 31, 2011. Given the significance of this line item to your cash (used in) provided by operating activities for the years presented, and the significant fluctuation in the balance from year to year, please tell us the significant components that make up the balance for the years presented.

Note 15 - Investments

Evaluating Investments for Other-Than-Temporary Impairments, page 190

7.    We note your disclosure related to the temporary impairment of your equity method investment in the Morgan Stanley Smith Barney (MSSB) joint venture. Please address the following:

- You assert that, as of December 31, 2011, you do not plan to sell your investment in this joint venture prior to recovery of the value. Please tell us how you were able to reach this conclusion given the fact that you are currently in negotiations with Morgan Stanley to sell at least part of your equity interest in this joint venture pursuant to options held by Morgan Stanley.

- We note that you have based the fair value of this equity investment on "the midpoint of the current range of estimated values." However, you do not disclose this range, nor do you disclose how the range was estimated. Please tell us and revise future filings to disclose how you calculated the range of estimated fair value of this equity investment, including assumptions used in your analysis. Please also disclose the range and midpoint of the range so that the amount of temporary impairment (i.e. fair value less than the carrying value of $10 billion) is clear to readers.

Investments in Alternative Investment Funds that Calculate Net Asset Value per Share, page 193

8.    We note that both the fair value and the unfunded commitments balance as of December 31, 2011 decreased substantially from the amounts as of December 31, 2010. We also note that this activity appears to be a subset of the activity within the non-marketable

equity securities fair value rollforward information presented on page 250, but given that it is only a portion of this activity, it is not entirely clear what the drivers in the change in balance are due to. Please tell us and revise future filings to discuss the reason(s) for the decrease. If it is due to asset sales, please disclose the gain (loss) recorded on the sales, if material. Additionally, as part of your response, please tell us why the vast majority of these securities are classified as Level 3 in the fair value hierarchy based on the guidance in ASC 820-10-35-58.

Note 29 - Contingencies, page 267

9.      We note your disclosure on page 269 related to your settlement with the United States Attorney's Office related to FHA-insured loans. We also refer to your response to prior comment six in your response letter dated June 29, 2011 in which you stated that you had not experienced an increase in claim denials from the U.S. Government on FHA/VA loans in 2010 or 2011, and that your collection experience on FHA/VA loans had been relatively stable. Please tell us how these recent developments (e.g. the settlement agreement) have affected your claim denials and/or collection experience with the U.S. Government on these types of loans. In addition, please tell us whether this had any impact on your origination, underwriting or endorsement of VA loans. In this regard, we note from your disclosure on page 84 that over 50% of your U.S. mortgage loans that are guaranteed by U.S. government agencies are greater than 90 days past due and approximately 75% are past due, as of December 31, 2011. Please also tell us whether there are any other restrictions on your ability to currently offer FHA or VA loans, notwithstanding your disclosure that indicates you will continue to participate in the Direct Endorsement Lender program.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brittany Ebbertt at (202) 551-3572 or me at (202) 551-3512 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Seaman at (202) 551-3366 with any other questions.

Sincerely,

/s/ Stephanie J. Ciboroski

Stephanie J. Ciboroski
Senior Assistant Chief Accountant